# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of  January 2003

Commission File Number _____0-16174____

## TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)


### 5 Basel Street, P.O. Box 3190
### Petach Tikva 49131  Israel
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                    No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.                    Web Site www.tevapharm.com

Contact:        Dan Suesskind
                    Chief Financial Officer
                    Teva Pharmaceutical Industries Ltd
                    (011) 972-2-589-2840

                    Bill Fletcher
                    President and CEO
                    Teva North America.
                    (215) 591-8800

**FOR IMMEDIATE RELEASE**

                    Dorit Meltzer
                    Director, Investor Relations
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-3-926-7554

## TEVA ANNOUNCES TENTATIVE APPROVAL OF CARBOPLATIN INJECTION

Jerusalem, Israel, January 15, 2003 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that the U. S. Food and Drug Administration has granted tentative approval for the company's ANDA for Carboplatin Injection, 50 mg, 150 mg, and 450 mg.

Carboplatin Injection is the generic equivalent of Bristol-Myers Squibb's Paraplatin®. The product is indicated for the treatment of cancer.

The brand product has annual sales of approximately $ 513 million.

U.S. Patent No. 4,657,927, which protects the brand product from generic competition, is currently scheduled to expire on April 14, 2004. Market entry by Teva prior to expiration of that patent depends on the successful outcome of Teva's challenge to the validity of that patent. A District Court decision adverse to Teva on a threshold issue in that challenge is currently on appeal to the United States Court of Appeals for the Federal Circuit.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By:     /s/  Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer


Date: January 15, 2003